UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File No. 000-49760

[Missing Graphic Reference]
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the filing of its annual financial statements and management’s discussion and analysis for the year ended April 30, 2009.

SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

99.1	News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP

Date: Sept. 1 2009	By:	/s/ William Thornton
Name: William Thornton
Title: President/Director

NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Files Annual Financial Statements

Calgary, Alberta; August 28, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the filing of its annual financial statements and management’s discussion and analysis for the year ended April 30, 2009.

These financial statements reflect a volatile period in the oil and gas industry, in particular, and in the global markets in general.  As a result of these events, in December 2008, due to low oil prices, the Company suspended all of its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and financing.  The Company incurred significant write downs of its oil and gas properties and reported a net loss of $37,194,937, ($0.29) per share basic and diluted, for the year ended April 30, 2009, compared with a net loss of $17,903,023, ($0.23) per share, for the year ended April 30, 2008.

As the common shares trade on the OTC Bulletin Board we file an annual report on Form 20-F with the SEC. This filing will include a supplemental note entitled “Reconciliation to United States GAAP” as at April 30, 2009 and 2008 and for each of the years in the three-year period ended April 30, 2009. In completing the above noted financial statements the Company became aware that certain 2008 comparative amounts in this supplemental note will need to be restated for the correction of clerical errors and a Texas property cost write-down.

The changes to the 2008 comparative amounts in the United States GAAP supplementary note are:

•
Share capital increases by $10,066,638 with a corresponding decrease in the warrants amount. The transfer to share capital of an amount for warrants exercised in 2008 had been reflected as a $5,033,319 increase in the warrants amount rather than as a reduction in the warrants amount.

•
Oil and gas assets increase by $11,515,824 and share capital decreases by $8,599,442. A component of a 2007 entry to record the acquisition of certain properties had not been properly reflected in the 2008 reported amounts.

•
Oil and gas assets decrease by $21,691,160 and the 2008 reported loss, comprehensive loss and accumulated deficit from exploration stage increase by a corresponding amount. Texas properties were written down to $300,000 in the 2008 Canadian GAAP financial statements; these properties should have been written-down to the same amount for United States GAAP purposes.

The 2008 supplemental note and accompanying KPMG LLP auditors’ report thereon included in the 2008 Form 20-F should no longer be relied upon. The 2009 Form 20-F reflecting the change will be filed before September 15, 2009.

Some of the Company’s significant achievements and milestones during the past year and to date include:

•
An independent reserves and resource evaluation was completed to confirm oil prospectivity on the Company’s lands in Missouri, Kansas and Kentucky. In that report, the best estimate contingent resource was estimated at 429.14 million barrels petroleum initially-in-place (PIIP) and the best estimate prospective resource was estimated at 301.52 million barrels PIIP across a combined 44,500 acres of the Company’s leases (as more fully described in the Company’s July 15, 2009 press release);

•
Demonstrated oil production from the Marmaton, Missouri pre-commercial project that yielded over 8,812 barrels of oil sales with field gate pricing up to 80% of West Texas Intermediate (WTI) posted price;

•	Built two 500 barrel of oil per day steam drive production facilities, drilled 51 exploration/delineation wells with an 86% success rate, completed 148 development wells in Missouri;

•	Completed the acquisition and processing of 2D seismic in Montana; and

•	Recently completed a financing whereby it raised US $4.2 million and MegaWest is currently in the process of re-starting its Missouri projects.

The Canadian filings can be found at www.sedar.com and the United States filing at www.sec.gov.

R. William Thornton
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board Telephone: 281.499.7498 R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Notes:

The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in “National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities”.

A. Fundamental Resource Definitions

Total Petroleum Initially-In-Place (PIIP) (formerly referred to as Original Oil-in-Place or OOIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be sub-classified based on development and production status. Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. [Criteria for determining commerciality are further detailed in the COGE Handbook Section 5.3.4].

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity.

B. Uncertainty Categories for Resource Estimates

The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

C. Commercial Risk Applicable to Resource Estimates

Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development. It must be recognized that reserves, contingent resources, and prospective resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the “chance of commerciality.” The chance of commerciality varies in different categories of recoverable resources as follows:

Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.

Prospective Resources: Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery.” Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components — the chance of discovery and the chance of development.

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.